Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Subsidiary	Jurisdiction of Organization
The Citizens Banking Company	Ohio
First Citizens Insurance Agency, Inc.	Ohio
Water Street Properties, Inc.	Ohio
FC Refund Solutions, Inc.	Ohio
First Citizens Investments, Inc.	Delaware
First Citizens Capital LLC	Delaware
First Citizens Statutory Trust II	Connecticut
First Citizens Statutory Trust III	Delaware
First Citizens Statutory Trust IV	Delaware
Futura TPF Trust I	Delaware
Futura TPF Trust II	Delaware